BEIJING LEASE AMENDMENT

北京租赁合同补充协议

北京市新英才学校（以下简称甲方）
Beijing New Talent Academy (hereinafter referred to as Party A)
地址：北京市顺义区后沙峪镇安华街 9 号，邮编：102302
Address: Anhua 9 Houshayu, Shunyi District, Beijing, China
Zip code: 100300
电话[   ]，传真：[   ]
Tel: [   ], Fax:[   ]
代表：蓝春，职务：董事长
Representative: Lan Chun Title: Principal

Nord Anglia Education Ltd   （以下简称乙方）
Nord Anglia Education Ltd (hereinafter referred to as Party B)
地址：Nord House,
      Third Avenue, Centrum 100
      Burton-upon-Trent, Staffordshire
      DE14 2WD
        U.K.
邮编：
Address: Nord House,
      Third Avenue, Centrum 100
      Burton-upon-Trent, Staffordshire
      DE14 2WD
        U.K.
Zip code:
电话：[44-1283-496900]，传真：[44-1283-496541]
Tel:[44-1283-496900], Fax:[44-1283-496541]
代表人：ANDREW FITZMAURICE 职务：首席执行官
Representative: ANDREW FITZMAURICE Title: Chief Executive Officer

Objective: Party B has got the school license from the Ministry Of Education to opening an international school in Shunyi. In order to ensure the implementation of lease contract between Nord Anglia Education Ltd and New Talent Academy, both parties would like to make amendment to the lease contract and the management contract as follows.
目的：鉴于乙方已取得教育部关于在顺义天竺开发区开办国际学校的政府批文及所需教育许可证，为确保北京《英国国际学校校舍租赁合同》的履行，甲乙双方就原合同和协议相关事宜达成如下增补和修改：

- The lease commencement date shall be 1 September 2009 and the lease shall run for 21 years from this date. Notice of 5 year extension would therefore be made by 1 September 2029. Clause 3.1 of the lease to be amended accordingly.
  校舍租赁起始日期修改为 2009 年 9 月 1 日，终止期限为 2030 年 8 月 31 日，期限 21 年。乙方必须在租赁期结束前一年，即 2029 年 9 月 1 日之前，书面正式通知甲方是否续约 5 年的展期。

- Party B will pay Party A RMB 23,400,000 as fitting out fees upon signing the agreement and Party A will issue the invoice to Party B as fitting out fees at the same time. Party B should make payment within 2 weeks upon receiving the invoice.
  当本补充协议生效后，甲方支付人民币 23,400,000 元给乙方，作为租赁校舍装修款，同时甲方给乙方开具发票。乙方应在接到甲方发票后 2 周内支付款项给甲方.

- Party B can not claim any compensation from Party A on the fitting out fees whenever the lease contract is terminated by any parties or reasons.
  无论因任何一方或双方或其它原因终止租赁合同，乙方都不得对上述装修款主张权利或要求甲方补偿。

- In consideration of the fitting out fees, Party A will waive its entitlement to any penalty under the lease. Clause 7.2.7 of the lease to be deleted.
  鉴于乙方向甲方投入装修款，甲方同意删除租赁合同第 7.2.7 条内容。

- Party A will agree to waive off the rent from 1st September 2009 to 31st August 2010. Both Parties will follow the terms and conditions in the signed lease contract by both parties during the period.
  甲方同意免去乙方 2009 年 9 月 1 日到 2010 年 8 月 31 日的房租. 其间甲乙双方应履行所签署的租赁合同的责任和义务.

- The lease amendment becomes effective from the date of signing by both parties.
  本合同双方签字生效.

 

签约日期：2009 年　　6　月　　日
Date of Execution:　　　　　　　, 2009